EXHIBIT 12.1

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, (in millions, except ratios)	2004

Excluding Interest on Deposits
Income before income taxes	$2,903

Fixed charges:
Interest expense	1,834
One-third of rents, net of income from subleases (a)	76

Total fixed charges	1,910

Less: Equity in undistributed income of affiliates	(31)

Earnings before taxes and fixed charges, excluding capitalized interest	$4,782

Fixed charges, as above	$1,910

Ratio of earnings to fixed charges	2.50

Including Interest on Deposits
Fixed charges, as above	$1,910
Add: Interest on deposits	814

Total fixed charges and interest on deposits	$2,724

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$4,782
Add: Interest on deposits	814

Total earnings before taxes, fixed charges and interest on deposits	$5,596

Ratio of earnings to fixed charges	2.05

(a)	The proportion deemed representative of the interest factor.